UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                               Blue Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   095602 10 8
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                                 (CUSIP Number)

                                    Paul Guez
                             c/o Blue Holdings, Inc.
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 9, 2008
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 4)

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  095602-108                                 PAGE 2 OF 4 PAGES
----------------------                        ----------------------------------

-------- -----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PAUL GUEZ
-------- -----------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                         (b) [_]

-------- -----------------------------------------------------------------------
    3    SEC USE ONLY

-------- -----------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
-------- -----------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         TUNISIA
------------- --------- --------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER

    SHARES              18,902,346 (1)
              --------- --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH           1,867,382 (2)
              --------- --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER

 PERSON WITH            18,902,346 (1)
              --------- --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        1,867,382 (2)
------------- --------- --------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,769,728
-------- -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.7% (3)
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

(1) The number of common shares includes 4,623,589 shares which are convertible from Series A Convertible Preferred Stock.

(2) 1,750,000 shares held jointly with spouse, Elizabeth Guez, and 117,382 shares held by Paul and Beth Guez Living Trust

(3) Based on a total of 27,982,200 shares of the Issuer's common stock issued and outstanding as of May 9, 2008.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 3, 2005 and amended on October 27, 2005, December 26, 2007 and April 24, 2008 ("Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         On May 9, 2008, the Reporting Person sold 1,750,000 shares of Common Stock at a per share price of $0.80 in a private transaction.
90040.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of May 9, 2008, the Reporting Person beneficially owned 20,769,728 shares of Common Stock which consists of 14,278,757 shares held directly, 1,750,000 shares held jointly with his spouse, 117,382 held by The Paul and Beth Guez Living Trust, of which the Reporting Person and his spouse are Co-Trustees (as the Reporting Person is a Trustee of the Trust, the Reporting Person may be deemed to be the beneficial owner of the Trust Shares, however, the Reporting Person disclaims beneficial ownership thereof), and 4,623,589 shares that are issuable upon the conversion of 1,000,000 shares of Series A Convertible Preferred Stock issued to the Reporting Person on November 28, 2007. Based on a total of 27,982,200 shares of the Company's Common Stock issued and outstanding as of May 9, 2008 and the potential issuance of 4,623,589 shares upon the conversion of the Series A Convertible Preferred Stock bringing the total shares outstanding to 32,605,789, the percentage of stock beneficially owned by the Reporting Person is 63.7%.

         The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock held by him personally.

         As of May 9, 2008, the Reporting Person shared with Elizabeth Guez, the Reporting Person's spouse, the power to vote and dispose of 1,750,000 shares (the "Guez Shares") held jointly. Since 27,982,200 shares of Common Stock were outstanding as of May 9, 2008, the Guez Shares constitute approximately 6.3% of the shares of Common Stock issued and outstanding. As of May 9, 2008, the Paul and Beth Guez Living Trust beneficially owned 117,382 shares of Common Stock (the "Trust Shares"). Since 27,982,200 shares of Common Stock were outstanding as of May 9, 2008, the Trust Shares constitute approximately 0.4% of the shares of Common Stock issued and outstanding. As the Reporting Person is a Trustee of the Trust, the Reporting Person may be deemed to be the beneficial owner of the Trust Shares; however, the Reporting Person disclaims beneficial ownership thereof.

         Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: May 12, 2008                     /s/ Paul Guez
                                        --------------------
                                            Paul Guez


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